Coca-Cola İçecek

FILE 82-35049

08000129

December 27, 2007

SEC
Mail Processing
Section

JAN - 2 2008

Washington, DC
100

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on December 26, 2007.

Coca-Cola İçecek's ("CCI") Board of Directors at its meeting of December 25th, 2007 approved the purchase of the outstanding shares owned by The Coca-Cola Export Corporation, a fully owned subsidiary of The Coca-Cola Company, in its affiliates in Kazakhstan, Kyrgyzstan, Azerbaijan and the majority of its shares in its affiliate in Turkmenistan. Accordingly, CCI will purchase;

- 12.04% of "Coca-Cola Almaty Bottlers"
- 10% of "Coca-Cola Bishkek Bottlers Closed Joint Stock Company"
- 9.96% of "Azerbaijan Coca-Cola Bottlers Limited"
- 13.75% of "Turkmenistan Coca-Cola Bottlers Limited"

PROCESSED
JAN 14 2008
THOMSON
FINANCIAL

for US$30.4 million. The stated amount will be paid in cash by CCI to The Coca-Cola Export Corporation once the local legal procedures are finalized in each jurisdiction for the registration of the share transfers. Purchase price for the transaction is determined through bilateral negotiations with The Coca-Cola Export Corporation.

Following the completion of the share purchases, CCI's share will reach to;

- 99.53% in Coca-Cola Almaty Bottlers,
- 100% in Coca-Cola Bishkek Bottlers Closed Joint Stock Company,

BEST AVAILABLE COPY

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

- 99.87% in Azerbaijan Coca-Cola Bottlers Limited,
- 47.05% in Turkmenistan Coca-Cola Bottlers Limited.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68